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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50172

L.E.H. VENTURES LTD.

(Exact name of registrant as specified in its charter)

Suite 206-837 West Hastings St.

Vancouver, BC V6C 3N6 CANADA

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, L.E.H. Ventures Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2015	Discovery PGM Corporation, f/k/a. L.E.H. Ventures LTD. a British Columbia company

	By:	Stillwater Canada Inc., a Canadian corporation, f/k/a Marathon PGM Corporation, a Canadian corporation, its owner by acquisition

		By:	Stillwater Mining Company, a Delaware corporation, Majority Owner of Stillwater Canada, Inc.

			By:	/s/ Brent R. Wadman
Brent R. Wadman
Secretary and Vice President of Corporate Affairs